04015434

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 2 6 2004
1086

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

SEC FILE NUMBER
8-50138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE PACIFIC SECURITIES U.S.A., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 HUNTINGTON DRIVE, SUITE B
(No. and Street)

ARCADIA, CA 91007
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES F. LIN, 626-446-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRY C. LIN, CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

17890 CASTLETON STREET, SUITE 102, CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE PACIFIC SECURITIES U.S.A., LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public FEB 24, 2004

WHEE-CHIN LEE
Commission # 1358992
Notary Public - California
Los Angeles County
My Comm. Expires Jun 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Core Pacific Securities U.S.A., LLC

Statement of Financial Condition

December 31, 2003

	Note	2003
Assets		
Cash and cash equivalents	2.	$ 1,594,587
Receivable from clearing organization	2., 3.	2,544
Memberships in exchanges, at adjusted cost	2.	2,835
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $221,463	2., 4.	360,965
Prepaid expense and other assets		12,233
Security deposits		110,233
Total Assets		$ 2,083,397
Liabilities and Member's Equity		
Payable to clearing organization	2., 3.	$ 70,340
Accounts payable and other accrued liabilities		125,850
Total Liabilities		196,190
Commitment and Contingencies	6.	-
Member's Equity		
Member's equity		1,887,207
Total Liabilities & Member's Equity		$ 2,083,397

The accompanying notes are an integral part of these financial statements.